SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated May 9, 2006

BENETTON GROUP SHAREHOLDERS' MEETING APPROVES THE 2005 FINANCIAL STATEMENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: May 9, 2006

Dividend of 0.34 euro per share approved

THE BENETTON GROUP SHAREHOLDERS' MEETING APPROVES THE 2005 FINANCIAL STATEMENTS

Robert Singer appointed Director

Ponzano, 9th May 2006 - Today's Benetton Group shareholders' meeting, chaired by Luciano Benetton, approved the 2005 financial statements, with consolidated revenues of 1,765 million euro (1,704 million in 2004), increased net income of 112 million euro (109 million in 2004) and an improved net financial position of 351 million euro (441 million in 2004).

The Shareholders' Meeting approved distribution of a dividend of 0.34 euro gross per share, payable from May 18, equal to 62 million euro in total*.

The shareholders' meeting reappointed Board directors Alessandro Benetton, Carlo Benetton, Gilberto Benetton, Giuliana Benetton, Luciano Benetton, Luigi Arturo Bianchi (independent director pursuant to the code of conduct for listed companies), Giorgio Brunetti (independent director), Silvano Cassano, Gianni Mion and Ulrich Weiss (independent director).

The meeting also appointed Robert Singer as a new independent director. To Reginald Bartholomew, who leaves the Board due to demands linked to other professional commitments, go the thanks of the entire Board and the Chairman Luciano Benetton, for his support over the years of the Group's projects for development and growth.

Robert Singer, currently Chief Executive Officer of Barilla Holding Spa, has a long experience in the fashion sector as President and Chief Operating Officer of Abercrombie and Fitch; prior to that he was Executive Vice President and Chief Financial Officer of Gucci Group N.V..

The Benetton Group Board of Directors, meeting after the Company shareholders' meeting, resolved to confirm Luciano Benetton as Chairman, Alessandro Benetton and Carlo Benetton as Deputy Chairmen, and Silvano Cassano as Managing Director.

The Executive Committee is composed of Luciano Benetton, Silvano Cassano, Alessandro Benetton and Gianni Mion.

The Internal Audit Committee is composed of independent directors Luigi Arturo Bianchi, Giorgio Brunetti and Ulrich Weiss.

The Compensation Committee is composed of Giorgio Brunetti, Gianni Mion and Ulrich Weiss.

The Board then approved, in compliance with the provisions of the new "Internal Dealing Regulations", blackout periods of 15 to 60 days, during which the relevant persons, as defined by the said Regulations, must refrain from carrying out transactions in Benetton shares prior to approval of quarterly, half-year and annual reports.

Finally, the Board advises that the appropriate verification has been carried out, pursuant to the Corporate Governance Code for listed companies, of the existence of the qualification of independence of directors Luigi Arturo Bianchi, Giorgio Brunetti, Robert Singer and Ulrich Weiss.

The curricula of Benetton Group directors are available on the website

www.benettongroup.com/investors.

* The ordinary shares listed on the Milan Stock Exchange and the ADSs listed on the New York Stock Exchange will be traded ex-dividend on 15 May, 2006. Benetton Group will pay the dividend to all holders of ordinary shares of record on May 12 2006 (the last settlement date is May 17), and to all holders of ADSs of record on May 17 2006. In order to be a ADS holder of record on May 17 2006 and thus be entitled to such dividend, you must purchase the ADSs on or before May 12 2006. The dividend will be paid on May 18, 2006 in Euro by Monte Titoli S.p.A, authorized intermediary, to all ordinary shares depositary banks. For the holders of ADSs the dividend will be paid to JP Morgan, as depositary of the ordinary shares and the issuer of the ADSs, through BNP Paribas, as custodian under Deposit Agreement. JP Morgan anticipates that dividends will be payable to all the ADSs holders commencing from and after May 25, 2006, upon satisfaction of the documentation requirements, at the Euro/US Dollar exchange rate in effect on or around May 18, 2006.

For further information and contacts:

Media

0039 0422519036

www.benettongroup.com/press

Investor Relations

0039 0422519412

www.benettongroup.com/investors